SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

Under the Securities Exchange Act of 1934

NANOVIBRONIX, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

63008J108
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63008J108

1.	Names of Reporting Persons. Globis Capital Partners, L.P. I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship of Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power : 0
	6.	Shared Voting Power: 174,574
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 174,574
9.	Aggregate Amount Beneficially Owned by each Reporting Person: 174,574
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9: 6.5%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 63008J108

1.	Names of Reporting Persons. Globis Capital Advisors, L.L.C. I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship of Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power : 0
	6.	Shared Voting Power: 174,574
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 174,574
9.	Aggregate Amount Beneficially Owned by each Reporting Person: 174,574
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9: 6.5%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 63008J108

1.	Names of Reporting Persons. Globis Overseas Fund, Ltd. I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship of Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power : 0
	6.	Shared Voting Power: 45,585
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 45,585
9.	Aggregate Amount Beneficially Owned by each Reporting Person: 45,585
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9: 1.7%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 63008J108

1.	Names of Reporting Persons. Globis Capital Management, L.P. I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship of Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power : 0
	6.	Shared Voting Power: 220,159
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 220,159
9.	Aggregate Amount Beneficially Owned by each Reporting Person: 220,159
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9: 8.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 63008J108

1.	Names of Reporting Persons. Globis Capital, L.L.C. I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship of Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power : 0
	6.	Shared Voting Power: 220,159
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 220,159
9.	Aggregate Amount Beneficially Owned by each Reporting Person: 220,159
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9: 8.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 63008J108

1.	Names of Reporting Persons. Paul Packer I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship of Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power : 53,363
	6.	Shared Voting Power: 220,159
	7.	Sole Dispositive Power: 53,363
	8.	Shared Dispositive Power: 220,159
9.	Aggregate Amount Beneficially Owned by each Reporting Person: 273,522
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9: 9.99%
12.	Type of Reporting Person (See Instructions) IN

The above amounts do not include the following, (i) 643,482 shares of common stock issuable upon conversion of series C preferred stock held by Globis Capital Partners, L.P., (ii) 227,114 shares of common stock issuable upon conversion of series C preferred stock held by Globis Overseas Fund, Ltd., (iii) 51,274 shares of common stock issuable upon conversion of series C preferred held by Globis International Investments L.L.C., (iv) 57,143 shares of common stock issuable upon conversion of series C preferred stock held by AYTA Consulting, LLC and  (v) 210,883 shares of common stock issuable upon conversion of series C preferred stock held by Mr. Packer.  These shares of common stock issuable upon conversion of the series C preferred stock are excluded, even though the terms of the series C preferred stock allow for conversion into common stock and voting on an as if converted basis with the common stock, because these rights are prohibited if the exercise of such conversion or voting rights will result in the holder having beneficial ownership of more than 9.99% of the issuer’s common stock.

The above amounts also do not include the following: (i) 553,198 shares of common stock that may be purchased by Globis Capital Partners, L.P. upon the exercise of warrants, (ii) 151,740 shares of common stock that may be purchased by Globis Overseas Fund, Ltd. upon the exercise of warrants, (iii) 61,000 shares of common stock that may be purchased by AYTA Consulting, LLC upon the exercise of warrants and (iv) 65,672 shares of common stock that may be purchased by Mr. Packer upon the exercise of warrants.  These shares of common stock are excluded because the warrants contain provisions that block exercise if such exercise will result in the holder having beneficial ownership of more than 9.99% of our common stock.

Mr. Packer is the managing member of Globis International Investments L.L.C. and is deemed to have beneficial of its shares.  Mr. Packer also controls, and is deemed to have beneficial ownership of the shares held by AYTA Consulting, LLC.

  Item 1.

(a)	Name of Issuer:

Nanovibronix, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

525 Executive Boulevard
Elmsford, N.Y. 10523

  Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”):

(i)	Globis Capital Partners, L.P., a Delaware limited partnership ("Globis Partners"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly held by it;

(ii)
Globis Capital Advisors, L.L.C., a Delaware limited liability company ("Globis Advisors"), serves as the general partner of Globis Partners, with respect to shares of Common Stock directly held by Globis Partners;

(iii)	Globis Overseas Fund, Ltd., a Cayman Islands exempted company ("Globis Overseas"), with respect to shares of Common Stock directly held by it;

(iv)
Globis Capital Management, L.P., a Delaware limited partnership (the "Investment Manager"), which serves as investment manager to, and has investment discretion over the securities held by, Globis Partners and Globis Overseas, with respect to shares of Common Stock directly held by Globis Partners and Globis Overseas;

(v)
Globis Capital, L.L.C., a Delaware limited liability company ("GC"), which serves as the general partner of the Investment Manager, with respect to shares of Common Stock directly held by Globis Partners and Globis Overseas;

(vi)	Mr. Paul Packer ("Mr. Packer"), who is the Managing Member of Globis Advisors and GC, with respect to shares of Common Stock directly held by Globis Partners, and Globis Overseas.

Globis Partners, Globis Advisors, Globis Overseas, the Investment Manager, GC, and Mr. Packer are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	Address of Principal Business Office or, if none, Residence

The principal office and business address of Globis Partners, Globis Advisors, Globis Overseas, the Investment Manager, GC and Mr. Packer is:

805 Third Ave.

15th Floor

New York, New York 10022

(c)	Citizenship

See Item 2(a) above and Item 4 of each cover page.

(d)	Title of Class of Securities

Common Stock, par value $0.001

(e)	CUSIP Number

63008J108

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4.	Ownership:

A.	Globis Capital Partners, L.P.

(a)	Amount beneficially owned: 174,574

(b)	Percent of class: 6.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 174,574

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 174,574

B.	Globis Capital Advisors, L.L.C.

(a)	Amount beneficially owned: 174,574

(b)	Percent of class: 6.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 174,574

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 174,574

C.	Globis Overseas Fund, Ltd.

(a)	Amount beneficially owned: 45,585

(b)	Percent of class: 1.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 45,585

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 45,585

D.	Globis Capital Management, L.P.

(a)	Amount beneficially owned: 220,159

(b)	Percent of class: 8.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 220,159

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 220,159

E.	Globis Capital, L.L.C.

(a)	Amount beneficially owned: 220,159

(b)	Percent of class: 8.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 220,159

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 220,159

F.	Paul Packer

(a)	Amount beneficially owned: 273,522

(b)	Percent of class: 9.99%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 53,363

(ii)	Shared power to vote or direct the vote: 220,159

(iii)	Sole power to dispose or direct the disposition: 53,363

(iv)	Shared power to dispose or direct the disposition: 220,159

The above amounts do not include the following, (i) 643,482 shares of common stock issuable upon conversion of series C preferred stock held by Globis Capital Partners, L.P., (ii) 227,114 shares of common stock issuable upon conversion of series C preferred stock held by Globis Overseas Fund, Ltd., (iii) 51,274 shares of common stock issuable upon conversion of series C preferred held by Globis International Investments L.L.C., (iv) 57,143 shares of common stock issuable upon conversion of series C preferred stock held by AYTA Consulting, LLC and  (v) 210,883 shares of common stock issuable upon conversion of series C preferred stock held by Mr. Packer.  These shares of common stock issuable upon conversion of the series C preferred stock are excluded, even though the terms of the series C preferred stock allow for conversion into common stock and voting on an as if converted basis with the common stock, because these rights are prohibited if the exercise of such conversion or voting rights will result in the holder having beneficial ownership of more than 9.99% of the issuer’s common stock.

The above amounts also do not include the following: (i) 553,198 shares of common stock that may be purchased by Globis Capital Partners, L.P. upon the exercise of warrants, (ii) 151,740 shares of common stock that may be purchased by Globis Overseas Fund, Ltd. upon the exercise of warrants, (iii) 61,000 shares of common stock that may be purchased by AYTA Consulting, LLC upon the exercise of warrants and (iv) 65,672 shares of common stock that may be purchased by Mr. Packer upon the exercise of warrants.  These shares of common stock are excluded because the warrants contain provisions that block exercise if such exercise will result in the holder having beneficial ownership of more than 9.99% of our common stock.

Mr. Packer is the managing member of Globis International Investments L.L.C. and is deemed to have beneficial of its shares.  Mr. Packer also controls, and is deemed to have beneficial ownership of the shares held by AYTA Consulting, LLC.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016	By:	/s/ Paul Packer
Paul Packer,

individually and as managing member of: (a) Globis Capital Advisors, L.L.C., for itself and as the general partner of Globis Capital Partners, L.P.; and (b) Globis Capital, L.L.C., for itself and as the general partner of Globis Capital Management, L.P., the Investment Manager of Globis Overseas Fund, Ltd.